Exhibit 99.10

PRESS RELEASE

United States: TotalEnergies joins forces with Corio and Rise to develop 3+ GW wind project offshore New York & New Jersey

Paris / New York, October 23, 2023 – TotalEnergies today announces it partnered with Corio Generation (Corio), an offshore wind developer, and Rise Light & Power (Rise), a New York-based electricity producer, for the joint development of the Attentive Energy offshore wind project off the coast of New York and New Jersey.

Corio and Rise took respective stakes of 27.7% and 16.3% in the Attentive Energy project. Rise will also contribute its assets and interconnection capabilities in New York City to the project. In exchange, TotalEnergies, which retains the remaining 56%, received a total cash consideration of $420 million. TotalEnergies had secured, in February 2022, 100% of maritime lease OCS-A 0538 at the New York Bight auction.

The Attentive Energy project aims to develop more than 3 gigawatts (GW) of offshore wind located 54 miles from New York State and 42 miles from New Jersey shores. Once built, the project will provide green electricity for more than a million homes across the two states.

The alliance of three leaders for an integrated and innovative offshore wind project

Through this partnership, TotalEnergies reinforces its ability, as operator, to deliver a robust offshore wind project with attractive returns, which will help supply green electricity to New York City. Under the terms of the agreement, Rise will manage the project’s interconnection at its Ravenswood Generating Station and begin the retirement of its gas generators. This iconic site, a pillar of New York City's energy system, will be transformed into a green energy hub where Attentive Energy will base its operations and maintenance activities.

Corio will bring its extensive experience as a global offshore wind developer. With over 30 GW under development in Europe, Asia-Pacific and the Americas, Corio owns one of the world’s largest offshore wind project portfolios.

“TotalEnergies is delighted to partner with Corio and Rise to profitably develop a major offshore wind project that will provide greener electricity to the residents of New York and New Jersey”, said Vincent Stoquart, Senior Vice President Renewables at TotalEnergies. “This partnership reinforces TotalEnergies’ capacity to actively develop its presence in the U.S. renewables space where the Company has a 25 GW portfolio of projects, in operation or development, including 4 GW in offshore wind. We are also happy to contribute, through the Attentive Energy project, to the reduction of greenhouse gas emissions in New York and New Jersey, and support the U.S. government’s goal to develop 30 GW of offshore wind in the country by 2030.”

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TotalEnergies and offshore wind

TotalEnergies’ portfolio in offshore wind has a total capacity of more than 13 GW, with most farms bottom-fixed. These projects are located in the United Kingdom (Seagreen, Outer Dowsing, West of Orkney, Erebus), South Korea (Bada), Taiwan (Yunlin, Haiding 2), France (Eolmed), the United States (Attentive Energy and North Carolina), and Germany (N-12.1 and 0-2.2).

TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. In 2022, TotalEnergies generated more than 33 TWh of electricity, and had a gross renewable electricity generation installed capacity of 17 GW. TotalEnergies will continue to expand this business to grow its power generation to more than 100 TWh by 2030, with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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